NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock and the Warrants and Income Redeemable Equity Securities (WIRES) Units (together, the 'Securities') of IndyMac Bancorp, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on August 18, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The decision was reached in view of the fact that IndyMac Bank, F.S.B., Pasadena, CA ('the Bank'), a majority-owned subsidiary and the principal operating asset of the Company, was closed by the Office of Thrift Supervision on July 11, 2008. The Federal Deposit Insurance Corporation ('FDIC') established IndyMac Federal Bank, FSB as successor to the Bank. The FDIC was named conservator and will transfer insured deposits and substantially all the assets of the Bank to IndyMac Federal Bank, F.S.B. and operate the successor institution. Based on a review of all the circumstances surrounding the Company, NYSE Regulation had determined that the Company's securities are no longer suitable for listing on the NYSE. NYSE Regulation also considered the 'abnormally low' price of the Company's common stock, which closed at $0.28 on July 11, 2008 with a resultant common market capitalization of $28.2 million. 1. The Exchange's Listed Company Manual, Section 802.01D states, in part, that the Exchange is not limited by the criteria set forth in that section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria. Other factors which may lead to a company's delisting include: Reduction in Operating Assets and/or Scope of Operations the operating assets have been or are to be substantially reduced such as by sale, lease, spin off, distribution, discontinuance, abandonment, destruction, condemnation, seizure or expropriation, or the company has ceased to be an operating company or discontinued a substantial portion of its operations or business for any reason whatsoever and whether or not any of the foregoing results from action by the company, related parties or persons unrelated to the company. Abnormally low selling price or volume of trading. Other conduct not in keeping with sound public policy. 2. The Exchange, on July 14, 2008, determined that the Securities should be suspended from trading immediately from trading and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on July 14, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on July 14, 2008 of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.